

Mail Stop 3233

September 4, 2018

Via E-mail
Wilbur Paes
Chief Financial Officer
Paramount Group, Inc.
1633 Broadway
Suite 1801
New York, NY 10019

> **Re: Paramount Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 15, 2018**
> **Form 8-K filed August 1, 2018**
> **File No. 001-36746**

Dear Mr. Paes:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 8-K filed August 1, 2018

Exhibit 99.2

Guidance, page 6

1. We note you provide guidance for PGRE's share of Cash NOI and NOI. In future supplemental packages, please reconcile your non-GAAP guidance to the most directly comparable GAAP guidance. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 with any questions.

                                        Sincerely,

                                        /s/ Jennifer Monick

                                        Jennifer Monick
                                        Assistant Chief Accountant
                                        Office of Real Estate &
                                        Commodities